                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 22)

                            Sterling Software, Inc.
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $0.10 per share
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  859547-10-1
               ------------------------------------------------
                                 (CUSIP NUMBER)

                            Charles D. Maguire, Jr.
                          901 Main Street, Suite 6000
                              Dallas, Texas  75202
                                 (214) 953-6000
- --------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 March 24, 1995
               ------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement[_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 859547-10-1                 13D                               PAGE 2


- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sam Wyly ###-##-####
- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]

- --------------------------------------------------------------------------------
      SEC USE ONLY
 3


- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          [_]

- --------------------------------------------------------------------------------
 6    CITIZEN OR PLACE OF ORGANIZATION

      United States
- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
 NUMBER OF                395,954
  SHARES           -------------------------------------------------------------
                          SHARED VOTING POWER
BENEFICIALLY         8
                          300,000
 OWNED BY          -------------------------------------------------------------
  EACH                    SOLE DISPOSITIVE POWER
                     9
REPORTING                 1,495,954
 PERSON            -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
  WITH              10
                          300,000
- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

      1,795,954
- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13

      7.2%
- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP NO. 859547-10-1                 13D                               PAGE 3


- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles J. Wyly, Jr. ###-##-####
- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]

- --------------------------------------------------------------------------------
      SEC USE ONLY
 3


- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          [_]

- --------------------------------------------------------------------------------
 6    CITIZEN OR PLACE OF ORGANIZATION

      United States
- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
  NUMBER OF               563,590
   SHARES          -------------------------------------------------------------
                          SHARED VOTING POWER
BENEFICIALLY         8
                          300,000
 OWNED BY          -------------------------------------------------------------
  EACH                    SOLE DISPOSITIVE POWER
                     9
 REPORTING                1,113,590
  PERSON           -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
   WITH             10
                          300,000
- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

      1,413,590
- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
 13

      5.8%
- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP NO. 859547-10-1                 13D                               PAGE 4


- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited) 75-231-9145
- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]

- --------------------------------------------------------------------------------
      SEC USE ONLY
 3


- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      N/A
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          [_]

- --------------------------------------------------------------------------------
 6    CITIZEN OR PLACE OF ORGANIZATION

      Texas
- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
 NUMBER OF                300,000
   SHARES          -------------------------------------------------------------
                          SHARED VOTING POWER
BENEFICIALLY         8
 OWNED BY                 0
                   -------------------------------------------------------------
  EACH                    SOLE DISPOSITIVE POWER
                     9
REPORTING                 300,000
 PERSON            -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
  WITH              10
                          0
- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

      300,000
- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
 13

      1.3%
- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14

      PN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP NO. 859547-10-1                 13D                               PAGE 5


- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Wyly Group
- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]

- --------------------------------------------------------------------------------
      SEC USE ONLY
 3


- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      N/A
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          [_]

- --------------------------------------------------------------------------------
 6    CITIZEN OR PLACE OF ORGANIZATION

      Texas
- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
 NUMBER OF                1,259,544
  SHARES           -------------------------------------------------------------
                          SHARED VOTING POWER
BENEFICIALLY         8
 OWNED BY                 0
                   -------------------------------------------------------------
  EACH                    SOLE DISPOSITIVE POWER
                     9
REPORTING                 2,909,544
 PERSON            -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
  WITH              10
                          0
- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

      2,909,544
- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
 13

      11.4%
- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14

      IN,PN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                  13D                            PAGE 6


Item 1.   Security and Issuer.
          -------------------

          Not amended.

Item 2.   Identity and Background.
          -----------------------

          Not amended.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended to read in its entirety as follows:

          The options described in Item 5 as held by Sam Wyly and Charles J. Wyly, Jr. were granted to them under stock option plans of the Company.

Item 4.   Purpose of Transaction.
          ----------------------

          Not amended.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended to read in its entirety as follows:

          On November 23, 1994, Sam Wyly was granted options to purchase an aggregate of 800,000 shares of Common Stock, which options will become fully exercisable on May 23, 1995. As a result, Sam Wyly is deemed to have become the beneficial owner of an additional 800,000 shares of Common Stock on March 24, 1995.

          On November 23, 1994, Charles J. Wyly, Jr. was granted an option to purchase 400,000 shares of Common Stock, which option will become fully exercisable on May 23, 1995. As a result, Charles J. Wyly, Jr. is deemed to have become the beneficial owner of an additional 400,000 shares of Common Stock on March 24, 1995.

          Sam Wyly beneficially owns 1,795,954 shares, or 7.2%, of the Common Stock of the Company. Sam Wyly beneficially owns 1,100,000 of such shares by virtue of his ownership of options, beneficially owns 138,612 of such shares as sole general partner of Tallulah, Ltd., beneficially owns 300,000 of such shares as a general partner of Maverick Entrepreneurs and beneficially owns an aggregate of 257,342 of such shares as trustee of the trusts listed below:

CUSIP NO. 859547-10-1                     13D                            PAGE7


                 NAME OF TRUST                       NUMBER OF SHARES
                 -------------                       BENEFICIALLY OWNED
                                                     ------------------
    1.    The Christiana Parker Wyly Trust                 34,890
    2.    The Andrew David Sparrow Wyly Trust              34,890
    3.    The Laurie L. Wyly Revocable Trust               63,954
    4.    The Lisa Wyly Revocable Trust                    61,754
    5.    The Kelly Wyly Elliott Trust                     61,854

          Sam Wyly possesses sole voting power with respect to 394,954 shares of Common Stock, sole dispositive power with respect to 1,495,954 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock.

          Charles J. Wyly, Jr. beneficially owns 1,413,590 shares, or 5.8%, of the Common Stock of the Company. Charles Wyly beneficially owns 550,000 of such shares by virtue of his ownership of options, beneficially owns 256,574 of such shares as sole general partner of Brush Creek, Ltd., beneficially owns 300,000 of such shares as a general partner of Maverick Entrepreneurs, and beneficially owns an aggregate of 307,016 of such shares as trustee of the trusts listed below:



                                                     NUMBER OF SHARES
                 NAME OF TRUST                       BENEFICIALLY OWNED
                 -------------                       ------------------

    1.    The Martha Caroline Wyly Trust                   76,754
    2.    The Charles J. Wyly, III Trust                   76,754
    3.    The Emily Ann Wyly Trust                         76,754
    4.    The Jennifer Lynn Wyly Trust                     76,754

          Charles J. Wyly, Jr. possesses sole voting power with respect to 563,590 shares of Common Stock, sole dispositive power with respect to 1,113,590 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock.

          Maverick Entrepreneurs beneficially owns and possesses sole voting and dispositive power with respect to 300,000 shares, or 1.3%, of the Common Stock of the Company.

          The Reporting Persons as a group beneficially own 2,909,544 shares, or 11.4%, of the Common Stock of the Company. The Reporting Persons as a group possess sole voting power with respect to 1,259,544 shares of Common Stock and sole dispositive power with respect to 2,909,544 shares of Common Stock.

          Except as otherwise reflected in this Item 5, no transactions in the Common Stock were effected by any of the Reporting Persons during the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

CUSIP NO. 859547-10-1                    13D                             PAGE 8


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
to Securities of the Issuer.
- ---------------------------

          Not amended.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1.    Agreement pursuant to Rule 13d-1(f)(1)(iii).(1)
          Exhibit 2. Form of Loan Agreement dated as of February 23, 1995 between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance, S.A., including Form of Promissory Note.(2)
          Exhibit 3. Option Transaction dated February 23, 1995 between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A.(2)
          Exhibit 4. Option Transaction dated February 23, 1995 between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A.(2)
          Exhibit 5.    Form of Guarantee of Lehman Brothers Holdings Inc.(2)
          Exhibit 6. Form of Pledge Agreement, dated as of February 23, 1995, between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A.(2)


_________________


     (1)  Filed herewith.


     (2)  Previously filed with Amendment No. 21 to this Schedule 13D.

CUSIP NO. 859547-10-1                      13D                          PAGE 9


                                  SIGNATURES

     After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:  March 28, 1995           /s/ Sam Wyly
                                -----------------------------------------------
                                Sam Wyly


                                /s/ Charles J. Wyly, Jr.
                                -----------------------------------------------
                                Charles J. Wyly, Jr.


                                MAVERICK ENTREPRENEURS FUND, LTD.
                                (formerly
                                FIRST DALLAS LIMITED)


                                By: /s/ Sam Wyly
                                   --------------------------------------------
                                        Sam Wyly,
                                        General Partner


                                By: /s/ Charles J. Wyly, Jr.
                                   ---------------------------------------------
                                        Charles J. Wyly, Jr.,
                                        General Partner